Stock Symbols: TSX: QC
AMEX/AIM: QCC

SECOND QUARTER CONFERENCE CALL
TO BE HELD ON FRIDAY AUGUST 8, 2008

Toronto, Ontario (July 28, 2008): Quest Capital Corp. will announce its second quarter 2008 financial results on Friday August 8, 2008 before the TSX opens and plans a conference call to follow.

The call will be hosted by A. Murray Sinclair, Co-Chair and Stephen Coffey, President and Chief Executive Officer. It will begin at 11:00 am Eastern Standard Time on Friday August 8th, and can be accessed by dialing (1 800) 762 8908.

The call will be recorded and a replay made available for one week ending Friday August 15, 2008 at midnight. The replay can be accessed approximately one hour after the call by dialing (416) 640 1917 and entering passcode 21279182 followed by the number sign.

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially-oriented mortgages primarily in Western Canada. Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of equity, loans generated and profitability. The Corporation’s strategy is to deploy its financial capital at superior rates of return while minimizing risk in the process. The three principles of Quest’s investing strategy are capital preservation, achieving an attractive yield on lending activities and profitable growth.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com.

Contact in Canada Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay (P): 011 44 20 7050 6500

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.